Law Office

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

MMabry@stradley.com

215.564.8011

April 23, 2010
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Numbers 333-155709; 811-22255

Dear Mary:

We are writing in response to your comments to the post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”), on behalf of the Emerging Global Shares Dow Jones Emerging Markets Consumer Titans Index Fund, a series of the Trust (the “Fund”), which you provided during our telephone conversation on March 25, 2010.  We have responded in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act on April 23, 2010.  We have reproduced your comments in italics below, followed by our responses.

1.           Delete the paragraph on the cover of the prospectus below the prospectus date.

The paragraph has been deleted.

2.           If the summary section will be used as a stand-alone summary prospectus, add the legend from Rule 498(b)(1)(v).

The Fund does not currently anticipate using the summary section as a stand-alone summary prospectus.  If it does, however, the legend will be added.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
April 23, 2010

3.           Conform the language in the fee table to Item 3 of Form N-1A.

The fee table has been conformed to the Form, and footnote 3 regarding fee waivers has been removed.

4.           Under “Principal Investment Strategies,” add a brief explanation of ADRs and GDRs

The disclosure now states:  “ADRs and GDRs represent ownership interests in shares of foreign companies that are held in financial institution custodial accounts, and are traded on exchanges in the United States and around the world.”

5.           Define “middle income nations.”

“Middle income nations” have been defined as follows:  “Middle income nations are generally identified by international organizations, such as the World Bank, as the broad range of countries with gross national income (“GNI”) per capita between low income countries ($975 or less) and high income countries ($11,906 or more).  (Source: The World Bank).”  The reference to middle income nations and this disclosure have been moved back to the Item 9 disclosure.

6.           Further summarize the “Principal Investment Strategies” and “Principal Risks” in the summary.

We have shortened the disclosure and moved substantial portions back to the Item 9 section.  We note, however, that as a non-diversified, concentrated, emerging market ETF with a mid-cap bias, there are a number of risks that need to be disclosed, even on a summary basis.  Overall the entire summary section now runs three pages.

7.           Specify which risks are particular to ETFs.

We have indicated in the summary “Principal Risks” section and in the Item 9 “Investment Risks” section that “Market Price Variance,” “Market Liquidity for Fund Shares” and “Redemption” are all particular to the Fund as an ETF.

8.           State in the summary how long Mr. Kang has been portfolio manager of the Fund.

The language in the summary now states:  “Mr. Kang is the Chief Investment Officer and Director of Research of EGA, and has managed the Fund since its commencement of operations in 2010.”

9.           Make conforming changes from the summary section to the Item 9 disclosure.

To the limited extent that disclosure from the summary is repeated in the Item 9 disclosure, the two disclosures have been conformed.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
April 23, 2010

10.           Add the new Board of Directors disclosure to the SAI.

This disclosure has been added under the section entitled “Management of the Trust” in the sub-headings “Board Leadership Structure,” “Trustee qualifications” and “Oversight of Risk.”

The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/Michael D. Mabry
Michael D. Mabry

cc:        Robert C. Holderith
  James J. Valenti